FOR IMMEDIATE RELEASE               CONTACT:    OWEN BLICKSILVER
                                                FOR KAI AND COLONY
                                                212-303-7603

     KOLL ARCADIA INVESTORS, COLONY CAPITAL SUBMIT REVISED PROPOSALS
        AND WILL CONSIDER OTHER OPTIONS FOR SANTA ANITA COMPANIES;
           FRANKLIN TO BUY EQUITY IN RECAPITALIZED SANTA ANITA


NEW YORK/LOS ANGELES, April 11 -- Koll Arcadia Investors (KAI) and Colony Capital, Inc. today each announced that they had submitted revised proposals to recapitalize the Santa Anita Companies (NYSE: SAR), a "paired share" REIT based in Arcadia, CA. The investors noted their proposed transaction would provide up to $30.50 per share in cash to Santa Anita Companies' stockholders -- an increase from $27 offered in a proposal that expired on March 28.

The investors said they submitted a bid yesterday valued at $30.50 per share, under the provision that the Companies responded by today. The Companies have refused to respond to the enhanced proposal.

KAI and Colony said they were "shocked" at both the Companies' "failure to respond and to conduct meaningful negotiations with their largest shareholders, and the Companies continued silence about other potential transactions they might be considering."

Independently, KAI and Colony have said they will review "various alternatives available to them."

Under the terms of the latest proposal, KAI and Colony would contribute an aggregate of $136.2 million in new equity capital and would cause the Santa Anita Companies to distribute a special dividend of $11 per common share to all shareholders from the proceeds of a new financing. In addition, approximately $78.4 million of the $136.2 million would be used to fund a self-tender for 5.6 million SAR shares in which existing shareholders would be given the option to receive $19.50 in cash (in addition to the $11 per share special dividend) for each share acquired in the tender, or $14 in cash plus a warrant valued at $5.50. Gotham Partners, L.P. has agreed to act as a standby purchaser to acquire warrants from the Companies for stockholders choosing the cash option.

Accordingly, the KAI/Colony proposal will result in the distribution of approximately $250 million to Santa Anita stockholders. KAI and Colony would own approximately 71% of the recapitalized Companies following the transaction, and will receive a majority of seats or the Boards of Directors. Immediately upon completion of the transaction, Gotham will purchase $6.7 million of the stake purchased by KAI, Colony and Frank-lin Mutual Advisers, Inc. In addition, KAI and Colony have entered into a letter of intent with Franklin pursuant to which immediately upon completion of the transaction, Franklin will purchase from KAI and Colony the equivalent of a 15% stake in the recapitalized Companies. Both Franklin Mutual Advisers and Gotham Partners will also have a represen-tative on the Boards.

Representatives of KAI and Colony said "we have always believed it was in the best interests of all the shareholders for the Companies to engage in meaningful negotiations in a forum that will provide the highest value to shareholders. That requires putting all bidders on an equal playing field."

The representatives added that "the investors have made a good faith effort to submit a change of control bid that would put more equity into the Companies, return more cash to shareholders, lead to significantly accretive acquisitions, end seven months of uncertainty, and would be assured of shareholder approval."

KAI is an investment partnership comprised of principals of the Koll Companies and Apollo Real Estate Investors II, L.P., a $570 million equity fund. KAI had previously made a recapitalization proposal to the Companies and owns approximately 8.7% of the paired common stock of the Companies.

Colony Capital, Inc. is a Los Angeles-based investment firm which invests on behalf of Colony Investors II, L.P., a $625 million equity fund Colony had previously announced a planned strategic alliance with the Companies and owns approximately 8.0% of the paired stock of the Companies on a fully diluted basis.

Gotham Partners, L.P. is a New York-based investment fund and 5% shareholder of the Companies, which agreed to act as standby purchaser of warrants as part of KAI's previous offer.

Franklin Mutual Advisers, Inc. ("FMAI") is an investment adviser regis-tered under the Investment Advisers Act of 1940. Its clients include the series of funds comprising Franklin Mutual Series Fund Inc. FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"), a diversified financial services organization. FRI's subsidiaries, including FMAI, manage over 120 of the investment companies comprising the Franklin Templeton Group of Funds.

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